Mail Stop 3561

September 25, 2008

Mr. Avery Pack
Chief Executive Officer
Amalgamated Pictures Corp.
35 JA Ely Boulevard, Suite 100
Dania Beach, Florida 33004

     Re: **Amalgamated Pictures Corp.**
            Form 10-KSB for the year ended December 31, 2007
            File No. 000-51871

Dear Mr. Pack:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief